SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                      Form 40-F   ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes   ☐                      No   ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                      )

Summary data
Basis of Presentation
Results of Operations
Operating Income
Net sales from operations
Operating expenses
Depreciation, amortization and writedowns
Net financial expense
Net income from investments
Net extraordinary income
Non-recurring items
Balance sheet
Capital expenditure and financial investments
Management’s expectations of operations
Operating results by business segments
Exploration & production
Gas & power
Refining & marketing
Petrochemicals
Oilfield services and engineering

–	Press Release dated May 30, 2003

–	Press Release dated May 9, 2003

–	Eni’s Quarterly Report as of March 31, 2003

–	Press Release dated April 16, 2003

–	Press Release dated April 7, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco Title: Company Secretary

Date: June 4, 2003

PRESS RELEASE

Eni: Shareholders’ Meeting Approves 2002 Financial Statements And Resolves
To Pay 0.75 euro Dividend And To Continue The Buy Back Programme

Eni S.p.A. Ordinary Shareholders’ Meeting held on May 30, 2003 resolved to:

•	approve Eni S.p.A. Financial Statements at December 31, 2002 with a net income of euro 3,880,322,794.37;

•	allot Eni net income as follows:

–	to the Legal Reserve so that it adds up to one fifth of Eni share capital subscribed at the date of the Shareholders’ Meeting;

–	euro 258,779,273.43 to the Reserve for accelerated amortisation pursuant to Article 67 of the Income Tax Code;

–	euro 393,984.53 to the Reserve pursuant to Article 13 of the Legislative Decree 124/93; the amount corresponds to 3% of the allocation for the Financial Year 2002 of the employees termination indemnity to the staff social security fund;

–	the amount left after the previous allotments to pay the dividend of euro 0.75 per share to the shares outstanding at the ex-dividend date, with the exception of the shares owned by Eni on that date;

–	the amount left after the previous allotments to the Distributable Reserve;

•	pay dividends as from June 26, 2003, being the ex-dividend date June 23, 2003;

•	authorise the Board of Directors, pursuant to Article 2357, second Paragraph of the Civil Code, to purchase up to 400,000,000 Eni ordinary shares, nominal value euro 1, within eighteen months as of the Shareholders’ Meeting date. The purchase price will not be lower than Eni shares nominal value or 5% higher than the reference price recorded on the day preceding each purchase carried out on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A.. Total amount, however, will not exceed 5.4 billion euro. As May 29, 2003, Eni purchased, through this programme, 224,203,048 shares for a total of 3,082,000,000 euro;

•	authorise the Board of Directors to dispose up to 6,500,000 Eni own shares to be assigned in the Financial Years 2003, 2004 and 2005 for no consideration to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, with exclusion of subsidiaries whose shares are listed on regulated stock exchanges on the annual assignation date, who have achieved in 2002, 2003 and 2004, respectively, the annual pre-set individual performances.

Eni S.p.A. 2002 Financial Statements

Eni S.p.A. Financial Statements at December 31, 2002 approved by the Shareholders’ Meeting and Eni Consolidated Financial Statements at December 31, 2002 are available at Eni S.p.A. Registered Office and at the Borsa Italiana S.p.A. (the Italian Stock Exchange).

The minutes of the Meeting will be available within June 6, 2003 at Eni S.p.A. Registered Office and at the Borsa Italiana S.p.A..

The above-mentioned documents are available also on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the toll-free number 800 940 924.

Payment of 2002 dividends

Eni S.p.A. Shareholders’ Meeting resolved to pay dividends as from June 26, 2003, coupon No. 2, being the ex-dividend date June 23, 2003. The related ordinary tax credit is equal to 56.25% of the gross amount of the dividends.

In order to exercise the rights incorporated in the shares owned, Shareholders whose shares are not yet in uncertified form shall previously deliver said shares to a financial intermediary for their deposit with Monte Titoli S.p.A. (the Italian Securities Register Centre) and their subsequent dematerialisation.

The payment of dividends to Beneficial Owners of ADRs, each of them representing five Eni shares, listed on the New York Stock Exchange, will be executed through JP Morgan Chase Bank, ADRs Depositary.

Rome, May 30, 2003

This press release is available on the Eni Internet site: “www.eni.it”.

PRESS RELEASE

ENI: 2003 FIRST QUARTER

Operating income: euro 3.3 billion, up 23% over first quarter of 2002

Net income: euro 2 billion, up 45%

Daily hydrocarbon production: 1,498,000 boe, up 4%

Capital expenditure and financial investments: euro 5.2 billion, up 202%

Eni’s Board of Directors examined today the Report on the First Quarter of 2003 that shows net income of euro 2,006 million, a euro 624 million increase over the first quarter of 2002, up 45.2%, due in particular to increases in international oil prices (Eni’s realized price on oil was up 55.4%, on natural gas 36.6%) and in refining margins (Brent margin was up 3.6 dollar/barrel), whose effects were dampened by the appreciation of the euro over the dollar (up 22.5%), higher margins in natural gas distribution and cost reductions. The increase in net income was also determined by the recording of net extraordinary income of euro 191 million related to the settlement of a dispute concerning the EniMont joint venture with Edison SpA (euro 200 million) and the decline in net income attributed to minorities resulting from the IPO on Italgas shares (euro 82 million). These positive factors were partly offset by higher income taxes (euro 381 million), due essentially to higher income before income taxes.

Net income before non-recurring items (euro 1,901 million) increased by 36.8% over the first quarter of 2002.

Daily hydrocarbon production amounted to 1,498,000 boe (barrels of oil equivalent) increasing by 57,000 boe, up 4%, due to: (i) production of Norwegian company Fortum Petroleum, purchased in the first quarter; (ii) start-ups of new fields mainly in Iran, Trinidad & Tobago, Egypt, the United States, and Pakistan; (iii) production increases mainly in Nigeria and Kazakhstan. These increases were partly offset by the effect of production standstills in Venezuela due to a national strike and declines in mature fields. The share of production outside Italy was 79.3% (78.3% in 2002).

In the first quarter of 2003, streamlining and efficiency improvement actions continued and allowed cost savings amounting to euro 113 million which allowed to offset almost entirely salary increases and the effects of inflation.

Operating income for the first quarter of 2003 totaled euro 3,333 million, an increase of euro 633 million over the first quarter of 2002, up 23.4%, due to increases recorded by:

•	the Exploration & Production division (euro 448 million, up 34.8%) related essentially to higher international oil prices, whose effects were dampened by the appreciation of the euro over the dollar;

•	the Gas & Power division (euro 103 million, up 7.2%) related essentially to higher margins and volumes sold in primary and secondary distribution of natural gas, whose effects were offset by a change in the sales and supply mix in primary distribution;

•	the Refining & Marketing division (euro 55 million, up 88.7%) essentially due to an especially favorable refining scenario, whose effects were offset in part by: (i) lower profitability of lubricant bases, kerosene and petrochemical feedstocks, due to a weak demand, as well as processing of semi-finished products; (ii) the impact of plant maintenance standstills that did not allow to take full advantage of the favorable refining scenario; (iii) the appreciation of the euro over the dollar.

Net sales from operations amounted to euro 14,359 million, representing a euro 1,654 million increase over the first quarter of 2002, up 13%, due essentially to an increase in international oil prices, in natural gas and main downstream product prices and to the effect of the inclusion in the scope of consolidation of Bouygues Offshore in the Oilfield Services and Engineering segment, whose effects were dampened by the appreciation of the euro over the dollar.

Net extraordinary income of euro 191 million (as compared to net extraordinary expense of euro 7 million in the first quarter of 2002) concerned in particular the settlement of a dispute over the EniMont joint venture with Edison SpA (euro 200 million) and gains on disposal related to the sale of real estate and service stations (euro 27 million). These gains were offset in part by expense for redundancy incentives (euro 16 million) and provisions for environmental risks (euro 13 million).

Net borrowings amounted to euro 11,708 million, a euro 567 million increase over December 31, 2002. Significant financial requirements for capital expenditure and financial investments (euro 5,247 million) and the buy-back of own shares (euro 219 million) were covered in part by the cash flow generated from operating activities. The appreciation of the euro over the dollar contributed to the decline in net borrowings. The debt to equity ratio went from 0.39 of December 31, 2002 to 0.41 at March 31, 2003.

Capital expenditure and financial investments amounted to euro 5,247 million (up 202% over the first quarter of 2002). Capital expenditure amounted to euro 1,735 million, of these 91% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions, and concerned mainly: (i) development of hydrocarbons fields (euro 1,124 million) in Libya, Angola, Iran, Nigeria, Italy and Kazakhstan; (ii) exploration expenditure (euro 154 million); (iii) development and maintenance of Eni’s natural gas primary and secondary transport network in Italy (euro 95 million); (iv) the continuation of the expansion plan of electricity generation capacity (euro 93 million); (v) the construction of the Greenstream pipeline (euro 46 million) that will carry natural gas from the Libyan fields to Sicily; (vi) upgrade of refining facilities and upgrade of the refined products distribution network in Italy and outside Italy (for a total of euro 71 million). Financial investments (euro 3,512 million) concerned essentially the outlay for the Italgas IPO (euro 2,567 million) and the purchase of Fortum Petroleum (euro 909 million).

In the period from January 1, 2003 to May 8, 2003 a total of 17.2 million own shares were purchased for a total of euro 240 million (at an average of 13.89 euro per share). At May 8, 2003, Eni held 223.9 million own shares, equal to 5.59% of its share capital, for a total of euro 3,078 million (at an average price of euro 13.75 per share).

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months, therefore Eni’s results of operations and changes in average net borrowings for the first quarter of the year cannot be extrapolated for the full year.

Rome, May 9, 2003

Selected consolidated financial data and operating data are attached below.

This press release is available on the Eni Internet site: “www.eni.it”.

The integral text of Eni’s Report on the First Quarter of 2003 (unaudited) will be published at 6 pm.

Report on the First Quarter
of 2003

REPORT ON
THE FIRST
QUARTER OF 2003

CONTENTS

Summary data	1

Basis of Presentation	2

Results of Operations	2
Operating income	3
Net sales from operations	4
Operating expenses	6
Depreciation, amortization and writedowns	7
Net financial expense	7
Net income from investments	7
Net extraordinary income	7
Non-recurring items	8

Balance sheet	8

Capital expenditure and financial investments	9

Management’s expectations of operations	10

Operating results by business segments
Exploration & Production	12
Gas & Power	13
Refining & Marketing	14
Petrochemicals	15
Oilfield Services and Engineering	16

ENI REPORT ON THE FIRST QUARTER OF 2003

SUMMARY FINANCIAL DATA

	(million €)
	First quarter

	2002	2003	% Ch.

Net sales from operations	12,705	14,359	13.0

Gross operating margin	3,886	4,507	16.0

Operating income	2,700	3,333	23.4

Net income	1,382	2,006	45.2

Capital expenditure and financial investments	1,737	5,247	202.1

Net borrowings at period end	6,713	11,708	74.4

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first quarter of the year cannot be extrapolated for the full year.

SUMMARY OPERATING DATA

	First quarter

	2002	2003	% Ch.

Daily production of hydrocarbons (thousand boe)	1,441	1,498	4.0

oil (thousand barrels)	910	925	1.6

natural gas (thousand boe)	531	573	7.9

Sales of natural gas in primary distribution in Italy (billion cubic meters)	19.02	18.80	(1.2)

Sales of natural gas in primary distribution in Europe (billion cubic meters)	2.04	3.59	76.0

Natural gas transported on behalf of third parties in Italy (billion cubic meters)	4.55	5.90	29.7

Electricity production sold (gigawatthour)	1,366	1,260	(7.8)

Sales of refined products (million tonnes)	12.22	11.82	(3.3)

Sales of petrochemicals products (thousand tonnes)	1,437	1,413	(1.7)

CERTAIN MARKET INDICATORS

	First quarter

	2002	2003	% Ch.

Average price of Brent dated crude oil (1)	21.14	31.51	49.1

Average European refining margins (2)	0.21	3.81	..

Average EUR/USD exchange rate	0.876	1.073	22.5

EURIBOR — three-month euro rate (3)	3.4	2.7	(20.6)

(1)	In USD/barrel. Source: Platt’s Oilgram.
(2)	In USD/barrel FOB Mediterranean market, Brent crude, lead free gasoline. Eni calculations based on Platt’s Oilgram data.
(3)	Percentage.

ENI REPORT ON THE FIRST QUARTER OF 2003

BASIS OF PRESENTATION

Eni’s accounts at March 31, 2003, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Societ e la Borsa (CONSOB) with a regulation contained in decision No. 11971 of May 14, 1999, as amended.

Financial information relating to income statement data are presented for the first quarter of 2003 and 2002. Financial information relating to balance sheet data are presented at March 31, 2003, December 31, 2002 and March 31, 2002. In the preparation of this report on the first quarter of 2003, the same accounting principles applied to the preparation of 2002 consolidated financial statements were adopted. Tables are prepared in a format that makes them comparable with those of 2002 financial statements and the first half report.

The first quarter accounts are not audited.

RESULTS OF OPERATIONS

	(million €)
	First quarter

	2002	2003	% Ch.

Net sales from operations	12,705	14,359	13.0

Other income and revenues	185	151	(18.4)

Operating expenses	(9,004)	(10,003)	11.1

Gross operating margin	3,886	4,507	16.0

Depreciation, amortization and writedowns	(1,186)	(1,174)	(1.0)

Operating income	2,700	3,333	23.4

Net financial expense	(77)	(31)	(59.7)

Net income from investments	3	27	..

Income before extraordinary items and income taxes	2,626	3,329	26.8

Net extraordinary (expense) income	(7)	191	..

Income before income taxes	2,619	3,520	34.4

Income taxes	(1,003)	(1,384)	38.0

Income before minority interest	1,616	2,136	32.2

Minority interest	(234)	(130)	(44.4)

Net income	1,382	2,006	45.2

Non-recurring items	(8)	105	..

Net income before non-recurring items	1,390	1,901	36.8

Eni’s net income for the first quarter of 2003 totaled euro 2,006 million, an increase of euro 624 million over the first quarter of 2002, up 45.2%, due in particular to an increase in international oil prices (prices realized on oil were up 55.4%; on natural gas 36.6%) and in refining margins (Brent margin was up 3.6 dollar/barrel) whose effects were reduced by the appreciation of the euro over the dollar (up 22.5%), higher margins on natural gas distribution and cost reductions. The increase in net income was also determined by the recording of net extraordinary income of euro 191 million related to the settlement of a dispute concerning the EniMont joint venture with Edison SpA (euro 200 million) and the decline in the share of net income attributed to minorities resulting from the IPO on Italgas shares (euro 82 million). These positive

ENI REPORT ON THE FIRST QUARTER OF 2003

factors were partly offset by higher income taxes (euro 381 million), due mainly to higher income before income taxes.

Net income before non-recurring items (euro 1,901 million) increased by 36.8% over the first quarter of 2002.

Eni’s operating income for the first quarter of 2003 totaled euro 3,333 million, an increase of euro 633 million over the first quarter of 2002, up 23.4%, due to increases recorded by:

•	the Exploration & Production division (euro 448 million, up 34.8%) related essentially to higher international oil prices, whose effects were reduced by the appreciation of the euro over the dollar;

•	the Gas & Power division (euro 103 million, up 7.2%) related essentially to higher margins and volumes sold in primary and secondary distribution of natural gas, whose effects were offset in part by a change in the sales and supply mix in primary distribution;

•	the Refining & Marketing division (euro 55 million, up 88.7%) essentially due to an especially favorable refining scenario, whose effects were offset in part by: (i) lower profitability of lubricant bases, kerosene and petrochemical feedstocks related to lower demand, as well as processing of semi-finished products; (ii) the effect of plant maintenance standstills that did not allow to take full advantage of the favorable refining scenario; (iii) the appreciation of the euro over the dollar.

In the first quarter of 2003, streamlining and efficiency improvement continued and allowed cost savings amounting to euro 113 million, which offset almost entirely salary increases and the effects of inflation.

OPERATING INCOME

	(million €)
	First quarter

	2002	2003	% Ch.

Exploration & Production	1,287	1,735	34.8

Gas & Power	1,426	1,529	7.2

Refining & Marketing	62	117	88.7

Petrochemicals	(68)	(17)	75.0

Oilfield Services and Engineering	86	60	(30.2)

Other activities	(43)	(31)	27.9

Corporate and financial companies	(50)	(60)	(20.0)

Operating income	2,700	3,333	23.4

Non-recurring items	(13)	(30)	130.8

Operating income excluding non-recurring items	2,713	3,363	24.0

As compared to 2002, in 2003 Eni’s activities have been grouped differently:

•	Syndial (former EniChem) was included in the “Other Activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);

•	the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Eni Servizi Amministrativi and the financial companies formerly included in the “Other Activities” segment.

In order to allow for a homogenous comparison, data for 2002 have been reclassified accordingly.

ENI REPORT ON THE FIRST QUARTER OF 2003

NET SALES FROM OPERATIONS

	(million €)
	First quarter

	2002	2003	% Ch.

Exploration & Production	3,223	3,444	6.9

Gas & Power	5,368	5,593	4.2

Refining & Marketing	4,861	5,485	12.8

Petrochemicals	1,039	1,294	24.5

Oilfield Services and Engineering	919	1,106	20.3

Other activities	378	334	(11.6)

Corporate and financial companies	131	116	(11.5)

Consolidation adjustment	(3,214)	(3,013)	(6.3)

	12,705	14,359	13.0

Eni’s net sales from operations for the first quarter of 2003 amounted to euro 14,359 million, representing a euro 1,654 million increase over the first quarter of 2002, up 13%, due mainly to an increase in international oil prices, in natural gas and main downstream product prices and to the effect of the inclusion in the scope of consolidation of Bouygues Offshore in the Oilfield Services and Engineering segment, whose effects were reduced by the appreciation of the euro over the dollar.

Revenues generated by the Exploration & Production division (euro 3,444 million) increased by euro 221 million, up 6.9%, due essentially to higher international oil prices (prices realized on oil were up 55.4%, on natural gas up 36.6%), whose effects were reduced by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power division (euro 5,593 million) increased by euro 225 million, up 4.2%, due essentially to higher prices for natural gas.

Revenues generated by the Refining & Marketing division (euro 5,485 million) increased by euro 624 million, up 12.8%, essentially due to higher prices for petroleum products (the retail prices of gasoline and diesel fuel were up 6.4% and 12.2%, respectively), and reduced sales volumes on both the retail and wholesale markets

SEASONALITY

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months.

ENI REPORT ON THE FIRST QUARTER OF 2003

in Italy (260,000 tonnes, down 4.9%) related mainly to closures/sales of service stations and lower sales of fuel oil on wholesale markets.

Revenues generated by the Petrochemical segment (euro 1,294 million) increased by euro 255 million, up 24.5%, due mainly to the 31.9% increase in the average sales prices of products.

Revenues generated by the Oilfield Services and Engineering segment (euro 1,106 million) increased by euro 187 million, up 20.3%, due to the inclusion in consolidation of Bouygues Offshore in oilfield services.

REVENUES BY GEOGRAPHIC AREA

	(million €)
	First quarter

	2002	2003	% Ch.

Italy	7,252	7,771	7.2

Rest of European Union	2,362	2,988	26.5

Rest of Europe	642	766	19.3

Africa	535	766	43.2

Americas	1,237	1,404	13.5

Asia	658	586	(10.9)

Other areas	19	78	310.5

Total outside Italy	5,453	6,588	20.8

	12,705	14,359	13.0

ENI REPORT ON THE FIRST QUARTER OF 2003

OPERATING EXPENSES

	(million €)
	First quarter

	2002	2003	% Ch.

Purchases, services and other	8,280	9,231	11.5

Payroll and related costs	724	772	6.6

	9,004	10,003	11.1

Operating expenses for the first quarter of 2003 (euro 10,003 million) increased by euro 999 million compared to the first quarter of 2002, up 11.1%, essentially due to higher supply costs for natural gas and oil-based and petrochemical feedstocks, the inclusion in consolidation of Bouygues Offshore in oilfield services, whose effects were partially offset by the appreciation of the euro over the dollar and cost reductions resulting from streamlining and increased efficiency.

Payroll and related costs (euro 772 million) increased by euro 48 million, up 6.6%, due mainly to an increase in unit labor cost in Italy and the inclusion in consolidation of Bouygues Offshore, whose effects were offset in part by a decline in the average number of employees. As of March 31, 2003, employees were 79,638, with a decrease of1,017 employees over December 31, 2002, due in particular to the decline in hiring on a fixed term base in oilfield services.

EMPLOYEES

	Dec. 31, 2002	Mar. 31, 2003

Exploration & Production	7,715	7,809

Gas & Power	13,317	13,114

Refining & Marketing	13,757	13,371

Petrochemicals	7,258	7,294

Oilfield Services and Engineering	29,091	28,468

Other activities	7,012	6,859

Corporate and financial companies	2,505	2,723

	80,655	79,638

ENI REPORT ON THE FIRST QUARTER OF 2003

DEPRECIATION, AMORTIZATION AND WRITEDOWNS

	(million €)
	First quarter

	2002	2003	% Ch.

Exploration & Production	832	777	(6.6)

Gas & Power	102	128	25.5

Refining & Marketing	124	112	(9.7)

Petrochemicals	38	32	(15.8)

Oilfield Services and Engineering	67	66	(1.5)

Other activities	15	14	(6.7)

Corporate and financial companies	8	15	87.5

Total amortization and depreciation	1,186	1,144	(3.5)

Writedowns	0	30	..

	1,186	1,174	(1.0)

Writedowns (euro 30 million) concerned mainly unproved reserves.

NET FINANCIAL EXPENSE

In the first quarter of 2003 net financial expense (euro 31 million) decreased by euro 46 million over the first quarter of 2002, due in particular to lower interest rates on European markets (Euribor down 0.7 percentage points) and exchange rate differences on debt denominated in dollars, whose effects were offset in part by an increase in net borrowings.

NET INCOME FROM INVESTMENTS

Net income from investments in the first quarter of 2003 amounted to euro 27 million, with a euro 24 million increase related to the gain on the sale of Eni’s 20% stake in Inca International SpA (euro 29 million).

NET EXTRAORDINARY INCOME

Net extraordinary income of euro 191 million (as compared to net extraordinary expense of euro 7 million in the first quarter of 2002) concerned in particular the settlement of a dispute over the EniMont joint venture with Edison SpA (euro 200 million) and gains on disposal related to the sale of real estate and service stations (euro 27 million). These gains were offset in part by redundancy incentives (euro 16 million) and provisions for environmental risks (euro 13 million).

ENI REPORT ON THE FIRST QUARTER OF 2003

NON-RECURRING ITEMS

	(million €)
	First quarter

	2002	2003

Asset impairment		(30)

Costs of previous years	(16)

Positive (negative) effects of inventory evaluation	3

Effect on operating income	(13)	(30)

of which:

- Exploration & Production	(16)	(30)

- Gas & Power

- Refining & Marketing

- Petrochemicals	3

- Others

Non-recurring expense on investments

Net extraordinary (expense) income	(7)	191

Non-recurring items before taxes	(20)	161

Taxes (estimated)	12	(56)

Non-recurring items after taxes	(8)	105

Writedowns (euro 30 million) concerned unproved reserves.

Income taxes

Income taxes (euro 1,384 million) increased by euro 381 million, up 38%, due to a euro 901 million increase in income before taxes.

Minority interests

Minority interests (euro 130 million) declined by euro 104 million, due essentially to the IPO on Italgas shares (euro 82 million).

BALANCE SHEET

	(million €)
	Dec. 31, 2002	Mar. 31, 2003	% Ch.

Net capital employed	39,492	40,258	1.9

Shareholders’ equity including minority interests	28,351	28,550	0.7

Net borrowings	11,141	11,708	5.1

Total liabilities and shareholders’ equity	39,492	40,258	1.9

Debt and bonds	15,420	14,557	(5.6)

Cash	(4,279)	(2,849)	(33.4)

Net borrowings	11,141	11,708	5.1

ENI REPORT ON THE FIRST QUARTER OF 2003

Net borrowings at March 31, 2003 amounted to euro 11,708 million, a euro 567 million increase over December 31, 2002. Increased financial requirements for capital expenditure and financial investments (euro 5,247 million) and the buy-back of own shares (euro 219 million) were covered for the most part by the cash flows generated from operating activities. The positive effect of the appreciation of the euro over the dollar contributed to the decline in net borrowings. The debt to equity ratio went from 0.39 at December 31, 2002 to 0.41 at March 31, 2003.

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENTS

	(million €)
	First quarter

	2002	2003	% Ch.

Exploration & Production	1,234	1,278	3.6

Gas & Power	144	235	63.2

Refining & Marketing	70	71	1.4

Petrochemicals	18	12	(33.3)

Oilfield Services and Engineering	46	93	102.2

Other activities	23	13	(43.5)

Corporate and financial companies	6	33	450

Capital expenditure	1,541	1,735	12.6

Financial investments	196	3,512	..

	1,737	5,247	202.1

Capital expenditure amounted to euro 1,735 million, of these approximately 91% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions.

Exploration expenditure amounted to euro 154 million (of which 91% was directed outside Italy). Outside Italy, exploration expenditure concerned mainly Egypt, Kazakhstan, Australia, Nigeria and the United Kingdom. Expenditure in Italy concerned primarily offshore areas in the northern Adriatic Sea, the deep waters of the Sicily Channel and areas in northern-central Italy.

Expenditure for development and capital goods totaled euro 1,124 million (of which 93% outside Italy). Development expenditure in Italy referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri; outside Italy it concerned hydrocarbon fields in Libya, Angola, Iran, Nigeria and Kazakhstan.

Total capital expenditure of the Exploration & Production division in the first quarter of 2003 amounted to euro 1,278 million.

Capital expenditure in the Gas & Power division totaled euro 235 million, relating in particular to: (i) the continuation of the development plan of electricity generation capacity (euro 93 million); (ii) upgrade and maintenance of Eni’s secondary

ENI REPORT ON THE FIRST QUARTER OF 2003

transmission and distribution network in Italy (euro 48 million); (iii) upgrade and maintenance of Eni’s primary transmission and distribution network in Italy (euro 47 million); (iv) the construction of the Greenstream gasline (euro 46 million) that will carry natural gas from Libyan fields to Sicily.

Capital expenditure in the Refining & Marketing division amounted to euro 71 million and concerned: (i) refining and logistics (euro 34 million) mainly refinery upgrade; (ii) the upgrade of the distribution network in Italy and outside Italy (euro 26 million).

Capital expenditure in the Oilfield Services and Engineering segment amounted to euro 93 million and concerned mainly oilfield services (euro 92 million) related in particular to the construction of the FPSO Mystrass that is going to work on the Okono/Okpoho fields in Nigeria (euro 29 million) and the completion of the conversion of the Maxita (euro 25 million) into the new Saipem 3000 vessel for pipe laying and platform installation.

Financial investments amounted to euro 3,512 million and concerned primarily the Italgas IPO (euro 2,567 million) and the purchase of the Norwegian company Fortum Petroleum AS (euro 909 million).

MANAGEMENT’S EXPECTATIONS OF OPERATIONS

Trends in 2003 of main outside variables that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to increase over 2002 (up 1.2%), although its dynamics is lower than the trend registered in the Nineties due to uncertainties that affect the recovery of world economy. According to Eni’s forecasts, the price of Brent crude in 2003 is expected to reach an average value of 26 dollars/barrel (up 4% over 2002) reflecting the approximately 32 dollar/barrel price registered in the first quarter and assuming that prices remain around 24 dollar/barrel for the rest of the year;

•	in 2003 the euro is expected to confirm its appreciation over the dollar, as a consequence of the rebalancing of US economy; Eni expects an yearly average appreciation of more than 13% over 2002 (0.946);

•	assuming normal temperatures, demand for natural gas in Italy is expected to increase by over 5% compared to 2002, due to increased consumption for the production of electricity;

•	refining margins are expected to reach higher levels than the particularly low levels of 2002. The trend of margins in the rest of the year, however, is expected to be significantly weaker than that registered in the first quarter due to the persistence of uncertainties on world economic recovery and the end of the phenomena that favored the positive trend of the first quarter (international tension, an extremely cold winter in the Northern hemisphere).

The following are the forecasts for the production and sales performance of Eni’s main activities in 2003:

•	daily production of hydrocarbons, before the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow over to 2002, in line with plans for the 2002-2006 period (approximately 6%);

ENI REPORT ON THE FIRST QUARTER OF 2003

•	volumes of natural gas sold in primary distribution in Italy and Europe are expected to increase by approximately 4% over 2002. Volumes transported on behalf of third parties in Italy are expected to increase by about 25%;

•	electricity production sold is forecasted at approximately 5.3 terawatthour, increasing by 6% over 2002;

•	total refinery processing intake on wholly owned refineries in Italy and outside Italy is expected to decline by approximately 4% due to the progressive completion of agreements concerning the sale of the Priolo refinery (a decline targeted to 7.5 million tonnes). The utilization rate of available capacity in owned refineries is expected to increase over 2002 (99%);

•	sales of refined products on retail markets are expected to increase in the rest of Europe due to the completion of agreements defined for the purchase of service stations in Spain, France and Germany (for a total of 313 stations); this change will be offset in part by the expected decline in Italy, due to the downsizing process.

In 2003 capital expenditure is expected to amount to about euro 8.8 billion; over 90% of this capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing divisions.

ENI REPORT ON THE FIRST QUARTER OF 2003

EXPLORATION & PRODUCTION

	First quarter

	2002	2003	% Ch.

Operating income (million euro)	1,287	1,735	34.8

Daily production of hydrocarbons (thousand boe)	1,441	1,498	4.0

Italy	311	310	(0.3)

North Africa	330	333	0.9

West Africa	237	235	(0.8)

North Sea	313	367	17.3

Rest of world	250	253	1.2

Hydrocarbon production sold (million boe)	132.8	128.6	(3.2)

Operating income for the first quarter of 2003 totaled euro 1,735 million, representing a euro 448 million increase over the first quarter of 2002, up 34.8%, due mainly to higher international oil prices (prices realized on oil were up 55.4%, on natural gas up 36.6%) and cost reductions related to synergies and streamlining. These positive factors were offset in part by: (i) the negative effect of the appreciation of the euro over the dollar; (ii) a decrease in income from storage activities related to the application of storage and modulation tariffs established by the Authority for Electricity and Gas with decision No. 49/2002, against which Eni filed a claim with the Regional Administrative Court of Lombardia, requesting its annulment (euro 161 million); (iii) lower hydrocarbon production sold (4.2 million boe, down 3.2%) due mainly to underlifting (lower withdrawals as compared to allotted shares) outside Italy, in particular in the United Kingdom, Norway and Angola; (iv) writedowns of unproved reserves (euro 30 million).

In the first quarter of 2003 daily hydrocarbon production amounted to 1,498,000 boe (oil and condensates 925,000 barrels, natural gas 573,000 boe) increasing by 57,000 boe, up 4%, due to: (i) production of Fortum Petroleum, purchased in the first quarter of 2003; (ii) start-ups of new fields mainly in Iran, Trinidad & Tobago, Egypt, the United States, and Pakistan; (iii) production increases mainly in Nigeria and Kazakhstan; (iv) the effect of the cancellation of production cuts by OPEC. These increases were partly offset by: (i) lower entitlements in PSA’s due to the increase in oil prices; (ii) the effect of production standstills in Venezuela due to a national strike; (iii) declines in mature fields. The share of production outside Italy was 79.3% (78.3% in 2002).

Daily production of oil and condensates (925,000 barrels) increased by 15,000 barrels, up 1.6%, due to increases registered in Norway due to the purchase of Fortum Petroleum, Nigeria, Iran due to the start-up of the Balal (Eni’s interest 38.25%) and Dorood (Eni’s interest 45%) fields, Kazakhstan, Algeria, the United Kingdom and Italy (Val d’Agri fields). These increases were partly offset by declines registered in Venezuela (as explained above), Angola, due to the maintenance standstill of the Kuito field (Eni’s interest 20%), Egypt and Congo and the effect of the sale of interests in Qatar in May 2002.

Daily production of natural gas (573,000 boe) increased by 42,000 boe, up 7.9%, due mainly to increases registered in Norway, related to the purchase of Fortum Petroleum, Trinidad & Tobago, Egypt, Pakistan and the United States, whose effects were offset in part by declines of mature fields in Italy.

Hydrocarbon production sold amounted to 128.6 million boe. The approximately 6 million boe decrease over production was due essentially to underlifting outside

ENI REPORT ON THE FIRST QUARTER OF 2003

Italy in particular in the United Kingdom, Norway and Angola and to natural gas production used for own consumption.

GAS & POWER

	First quarter

	2002	2003	% Ch.

Operating income (million euro)	1,426	1,529	7.2

Sales in primary distribution (billion cubic meters)	21.06	22.39	6.3

Italy	19.02	18.80	(1.2)

Wholesalers (distribution companies)	12.12	11.18	(7.8)

End customers	6.90	7.62	10.4

- Industrial users	3.78	3.64	(3.7)

- Thermoelectric users	3.12	3.98	27.6

Europe	2.04	3.59	76.0

Sales in secondary distribution outside Italy (billion cubic meters)	1.33	1.66	24.8

Transport on natural gas in Italy (billion cubic meters)	21.00	21.90	4.3

Eni	16.45	16.00	(2.7)

Third parties	4.55	5.90	29.7

Electricity production sold (gigawatthour)	1,366	1,260	(7.8)

Operating income in the first quarter of 2003 amounted to euro 1,529 million, a euro 103 million increase over the first quarter of 2002, up 7.2%, due mainly to: (i) higher margins in primary distribution related to the different trends in the reference parameters for the determination of natural gas prices (related also to different contractual intervals), as well as the effect of the appreciation of the euro over the dollar; (ii) an increase in results of secondary distribution related to the positive effect of the application of decision No. 122/021 of the Authority for Electricity and Gas and higher volumes sold; (iii) lower costs related to streamlining. These positive effects were offset in part by: (i) the negative effect of the change in the sale and supply mix in primary distribution offset in part by higher volumes sold; (ii) the writedown of the difference between the purchase cost of Italgas shares acquired in an IPO and Italgas net equity (euro 22 million). Operating income of electricity generation activities declined due to: (i) a decline in margins related to the expiration of incentives on sales of the Taranto power station and higher fuel costs; (ii) higher costs related to the maintenance standstill of the Taranto power station.

Natural gas sales in primary distribution in Italy and Europe (22.39 billion cubic meters) increased by 1.33 billion cubic meters, up 6.3%, due to higher sales in Europe (up 1.55 billion cubic meters), offset in part by lower sales in Italy (0.22 billion cubic meters).

Sales of natural gas in Italy (18.80 billion cubic meters) declined by 0.22 billion cubic meters, down 1.2%, due mainly to lower sales to wholesalers (0.94 billion cubic meters)

(1)	With this decision the Authority for Electricity and Gas changed and complemented its decision No. 237 of December 28, 2000, which defined the new tariff regime for natural gas distribution and supply to eligible customers. Decision No. 122 keeps into account the decision of the Regional Administrative Court of Lombardia of June 13, 2001, which accepted the claim of the Association of natural gas distribution companies against the parameters used by the Authority in determining the cost of capital employed in order to quantify the revenue cap of said companies, and therefore annulled the part of decision No. 237 which determined such parameters. The changes introduced by decision No. 122 concern in particular the use of the historic cost method for the determination of capital employed for those companies that are provided with audited financial statements starting from the year closing before January 1, 1991, such as Italgas as an alternative to the parameters introduced by decision No 237/2000.

ENI REPORT ON THE FIRST QUARTER OF 2003

related to competitive pressure, offset in part by higher sales to the thermoelectric segment (0.86 billion cubic meters).

Natural gas sales in Europe (3.59 billion cubic meters) increased by 1.55 billion cubic meters (up 76%), due to: (i) the progressive coming on line of long-term supply contracts to operators (0.56 billion cubic meters); (ii) the start-up in the second half of 2002 of LNG supplies to the Spanish electricity company Iberdrola (0.20 billion cubic meters); (iii) the start-up of natural gas trading in the North Sea, which had previously been performed by Eni’s Exploration & Production division (0.60 billion cubic meters); (iv) the start-up of supplies to the Turkish market through the Blue Stream pipeline in February 2003 (0.1 billion cubic meters).

Sales of natural gas in secondary distribution in Italy (3.95 billion cubic meters) increased by 0.4 billion cubic meters, up 11.3%, due mainly to a cold winter and the 157,000 units increase in the number of customers served (5.74 million as of March 31, 2003). Municipalities served were 1,201 at March 31, 2003 (1,197 at December 31, 2002).

Sales in secondary distribution outside Italy (1.66 billion cubic meters) increased by 0.33 billion cubic meters, up 24.8% due mainly to a cold winter.

Eni transported 5.90 billion cubic meters of natural gas in Italy, an increase of 1.35 billion cubic meters, up 29.7%, due mainly to increased volumes transported on behalf of Italian third parties.

Sales of electricity amounted to 1,260 gigawatthour, a decrease of 106 gigawatthour, down 7.8%, due mainly to the maintenance standstill of the Taranto power station.

REFINING & MARKETING

	First quarter

	2002	2003	% Ch.

Operating income (million euro)	62	117	88.7

Sales (million tonnes)	12.22	11.82	(3.3)

Retail sales Italy	2.67	2.57	(3.7)

Retail sales rest of Europe	0.58	0.61	5.2

Retail sales Brazil	0.38	0.27	(28.9)

Wholesale sales Italy	2.66	2.50	(6.0)

Wholesale sales outside Italy	1.29	1.44	11.6

Other sales	4.64	4.43	(4.5)

Operating income in the first quarter of 2003 amounted to euro 117 million, a euro 55 million increase over the first quarter of 2002, up 88.7%, due mainly to increased results in refining activities related to the sharp increase in refining margins (Brent margin was up 3.6 dollars/barrel), whose effects were offset in part by: (i) lower profitability of lubricant bases, kerosene and petrochemical feedstocks due to weak demand, as well as in processing of semi-finished products; (ii) the effect of maintenance standstills (Gela, Taranto and Sannazzaro) which did not allow to take full advantage of the favorable refining scenario; (iii) the appreciation of the euro over the dollar. The increase in operating income was affected also by higher results in marketing outside Italy related mainly to increased margins in Europe, offset in part by lower margins on LPG sales in Brazil and the release of the Lifo reserve related to a decrease in stocks (euro 29 million) and lower costs related to streamlining. Marketing activities in Italy declined due to higher lease costs related to the increase in the number of

ENI REPORT ON THE FIRST QUARTER OF 2003

leased service stations2, offset in part by higher margins in retail sales, higher sales on main service stations due to the new BluDiesel fuel and higher results in lubricant activities.

Refinery intake processing on own account in Italy and outside Italy (8.15 million tonnes) declined by one million tonnes, down 11.8% due essentially of the finalization in 2002 of the agreements on the Priolo refinery and longer maintenance standstills. Due to these standstills, the overall balanced capacity utilization rate of wholly owned refineries was 89% (10 percentage points lower than in 2002 and 2 percentage points lower than in the first quarter of 2002). About 35.7% of all oil processed came from Eni’s Exploration & Production division (39.9% in the first quarter of 2002).

Sales of refined products on retail and wholesale markets in Italy (5.07 million tonnes) decreased by 0.26 million tonnes, down 4.9%, due to lower sales on retail markets related to the sale/closure of 641 service stations as compared to the first quarter of 2002, and lower sales of fuel oil on wholesale markets.

Sales of refined products on retail markets in the rest of Europe (0.61 million tonnes) increased by 30,000 tonnes, up 5.2%, due to the purchase of service stations in France and central-eastern Europe finalized in the second half of 2002. Wholesale sales outside Italy declined by 110,000 tonnes, down 28.9%, due to the finalization of the sale of African assets in 2002.

At March 31, 2003, Eni’s retail distribution network consisted of 10,743 service stations (of which 7,710 in Italy), 19 less than at December 31, 2002.

PETROCHEMICALS

	First quarter

	2002	2003	% Ch.

Operating income (million euro)	(68)	(17)	75.0

Sales (thousand tonnes)	1,437	1,413	(1.7)

Basic petrochemicals	714	728	2.0

Styrenes and elastomers	298	304	2.0

Polyethylenes	425	381	(10.4)

In the first quarter of 2003 operating losses amounted to euro 17 million, with a euro 51 million improvement (or 75%) on the first quarter of 2002, due to a 37% increase in margins over the very low margins of the first quarter of 2002. Lower costs related to streamlining contributed to the increase in results.

Sales of petrochemical products (1,413,000 tonnes) declined by 24,000 tonnes, down 1.7%, due in particular to a decline in olefins (down 3.4%) due to the standstill of the Gela cracker and in polyethylenes (down 10.4%) due a drop in demand and the buildup of stocks of end customers in the first quarter of 2002. These declines were offset in part by increased sales of intermediates (up 31%) due the greater product availability, styrenes (up 3%) in particular for higher demand of expandable polystyrene, and elastomers (up 3%) in particular due to higher demand for thermoplastic, specialty rubbers and latices.

Production (1,876,000 tonnes) increased by 79,000 tonnes, up 4%.

(2)	In 2002 Eni sold approximately 1,100 owned service stations to Italian independent operators with whom it entered lease contracts under the IP brand.

ENI REPORT ON THE FIRST QUARTER OF 2003

OILFIELD SERVICES AND ENGINEERING

			(million €)
	First quarter

	2002	2003	% Ch.

Operating income	86	60	(30.2)

Order backlog	8,060	10,267	27.4

Oilfield services	3,087	5,496	78.0

Engineering	4,973	4,771	(4.1)

Operating income for the first quarter of 2003 totaled euro 60 million, of which euro 59 million related to oilfield services, with a euro 26 million decrease over the first quarter of 2002, down 30.2%. Oilfield services recorded a decrease in operating income of euro 22 million, in particular in offshore construction due to the completion of the Blue Stream contract and the start of EPIC (Engineering, Procurement, Installation, Commissioning) contracts which do not foresee the use of vessels in their initial stages. These negative effects were offset in part by the contribution of Bouygues Offshore, purchased in the second half of 2002 (euro 25 million before the writedown of euro 11 million of the difference between purchase price and net equity not attributed to fixed assets). Engineering activities recorded a euro 4 million decline in operating income essentially related to the postponement in the awarding of some contracts related to the uncertainties for geopolitical tensions.

Orders acquired in the first quarter of 2003 amounted to euro 1,312 million. About 98% of new orders acquired was represented by work to be carried out outside Italy, and 11% by work originated by Eni companies. Eni’s order backlog was euro 10,267 million at March 31, 2003 (euro, 10,065 million at December 31, 2002). Projects to be carried out outside Italy represented 80% of the total order backlog, while orders from Eni companies amounted to 13% of the total.

Societá per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock: € 4,001,823,926 fully paid
No. 6866/92 Registro delle Imprese di Roma (Tribunale di Roma)
Branches:
San Donato Milanese (MI) — Via Emilia, 1
San Donato Milanese (MI) — Piazza Ezio Vanoni, 1
Gela (CL) — Strada Provinciale, 82

Investor Relations
Piazza Ezio Vanoni, 1 — 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 — Fax +39-0252031929
e-mail: investor.relations@eni.it

Internet Home page: http://www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printing: System Graphic — Rome

SOCIETÀ PER AZIONI
PIAZZALE ENRICO MATTEI 1 — 00144 ROME
TEL +39.0659821
FAX +39.0659822141
www.eni.it

PRESS RELEASE

Eni successfully launched a fixed coupon Bond transaction

Eni successfully launched today a fixed rate bond issue for a notional amount of Euro 1.5 billion. The transaction was placed in the international Eurobond market.

The bond has a 10 year maturity and pays a fixed annual coupon of 4.625%. The reoffer price is 99,862 which implied, at the moment of pricing, a spread of 28 basis points over the 10 year mid swap rate.

ENI’s credit rating is Aa3 for Moody’s and AA for Standard&Poor’s.

The new security will be listed on the Luxembourg Stock Exchange.

The transaction has been extremely successful both in Italy and abroad: the orders gathered during the pre-marketing activity already added up to Euro 2.7 billion. The excess demand allowed to price the transaction at a reoffer spread of 28 basis points over the 10 year mid swap rate, after an initial price range indication of 30 to 33 basis points.

Interest by institutional investors such as Asset Management firms and Insurances was mainly due to the strong credit profile of the company, its excellent name recognition, sector and rarity of access to the Eurobond market.

The notes were sold to institutional investors in Italy, France, UK, Germany and Benelux.

Caboto, Deutsche Bank, JPMorgan and UniCredit Banca Mobiliare had the role of Joint Lead Managers and Joint Bookrunners for the transaction.

San Donato Milanese, April 16 2003

PRESS RELEASE

Eni: bond offering

Eni has mandated Caboto IntesaBci, Deutsche Bank, JPMorgan and Unicredit Banca Mobiliare to lead manage a Euro-denominated bond offering under its existing EMTN Programme.

The transaction will be launched, subject to market conditions, after a three days roadshow to be started on Thursday, 10 April 2003.

Eni’s long term rating is Aa3/AA, one of the highest listed Italian companies.

San Donato Milanese, April 7, 2003